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Western Wind Energy Corp.

632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone: (604) 781-4192 Facsimile: (604) 939-1292 www.westernwindenergy.com

N E W S   R E L E A S E

May 12, 2005

Toronto Stock Exchange (Venture) Symbol: "WND" Issued and Outstanding: 15,887,083

The Company has entered into an agreement with a shareholder of the Company who has agreed to provide an irrevocable standby letter of credit for US$500,000 (CDN$624,700) on the Company's behalf to Southern California Edison Company ("SCE"). The letter of credit is required under the terms and conditions of the power purchase agreement (the "PPA") entered between Aero Energy LLC, the Company's wholly owned California subsidiary, and SCE as disclosed in the Company's news release dated March 8, 2005. The letter of credit expires December 31, 2006.

The Company has agreed to pay interest to the shareholder at a rate of 12% per annum on the outstanding undrawn amount of the letter of credit. If SCE makes a draw on letter of credit, the Company has agreed to pay to the shareholder the amount drawn. Until the Company has paid any drawn amounts to the shareholder, the shareholder shall be entitled to be paid interest at a rate of 12% per annum on any outstanding drawn amounts. The Company has also agreed to grant to the shareholder a security interest in all present and after acquired personal property of the Company except for property already subject to a security interest.

In consideration of the shareholder providing the letter of credit, and subject to regulatory approval, the Company intends to issue to the shareholder a bonus of 83,290 common shares of the Company at a deemed price of $1.50 per share, or such other number or price acceptable to the TSX Venture Exchange.

During the past year, the Company has executed 155 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operation of a utility scale wind park in California that has been in business since 1981.

                ON BEHALF OF THE BOARD OF DIRECTORS

               "Jeffrey J. Ciachurski"

                Jeffrey J. Ciachurski

                President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.